January 12, 2009	Phillip A. Reinsch Executive Vice President and Chief Financial Officer
Submitted Via EDGAR and Facsimile
Jaime G. John
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Capstead Mortgage Corporation (the “Company”) Form 10-K for the year ended December 31, 2007 File No. 001-08896
Dear Ms. John:
     Our responses to the staff’s comments in the December 18, 2008 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K for the Year Ended December 31, 2007
Exhibit 13
Financial Statements and Notes
Consolidated Statements of Income, page 6
1.	We read your response to comment one. As discussed, the calculation of net interest margin of mortgage securities and similar investments on your Statements of Income should include interest expense on unsecured borrowings. Please amend your Form 10-K for the year ended December 31, 2007 and the subsequently filed Forms 10-Q to comply with this presentation.

In response to your request, on January 12, 2009 we filed an amended and restated 2007 Form 10-K and Form 10-Q/As for 2008.
CAPSTEAD MORTGAGE CORPORATION
8401 North Central Expressway Suite 800 Dallas, Texas 75225-4410 (214) 874-2380 Fax (214) 874-2398

Jaime G. John
January 12, 2009

2.	Further to our comment, please also file your required Item 4.02 8-K. The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, your time frame for filing the restated financial statements, and describe how this restatement impacted your conclusion regarding disclosure controls and procedures.

In response to your request, on December 23, 2008 we filed a Form 8-K addressing the requirements under Item 4.02.
     We respectfully submit the foregoing for your consideration in response to your comment letter dated December 18, 2008. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further questions concerning this filing, please contact me at (214) 874-2380 or via email at preinsch@capstead.com.

Sincerely,
/s/ Phillip A. Reinsch
Phillip A. Reinsch
Executive Vice President and Chief Financial Officer

cc:	Cicely LaMothe — U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs — Capstead Mortgage Corporation (via facsimile)
David Barbour — Andrews Kurth LLP (via facsimile)
Muriel C. McFarling — Andrews Kurth LLP (via facsimile)
Leslie Carroll — Ernst Young (via facsimile)